Mail Stop 0306

March 31, 2005



VIA U.S. MAIL AND FAX (713) 986-4445

Mr. Thomas T. McEntire
Chief Financial Officer
OYO Geospace Corporation
7007 Pinemont Drive
Houston, Texas 77040

	Re:	OYO Geospace Corporation
		Form 10-K for the year ended September 30, 2004


Dear Mr. McEntire:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Accounting Comments

Form 10-K for the year ended September 30, 2004

Item 9A. Controls and Procedures

1. We note your disclosure that management has concluded that your disclosure controls and procedures are effective "in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please revise future filings to address our concerns.

Note 1. Summary of Significant Accounting Policies

Impairment of Long-Lived Assets - Page F-9

2. Please confirm to us that you review goodwill annually for impairment and tell us which date that you have determined to be your annual testing date. See paragraph 26 of SFAS 142. Also, revise future filings to indicate, if true, that you review goodwill annually and "whenever an event or change in circumstances indicates the carrying amount of an asset or group of assets may not be recoverable."

Revenue Recognition - Page F-9

3. We note your disclosure that sales revenues "are generally recognized when our products are shipped and title and risk of loss have passed to the customer." Please tell us and revise future filings to describe those circumstances when revenue would be recognized at a different point in the sales process.

4. Supplementally and in future filings please address how the company considers each of the criteria in SAB Topic 13.A.1 in its revenue recognition policy.

5. We noted that you delivered a reservoir characterization and monitoring system to a customer and recognized $15.8 million in related revenues in 2002 and $2.5 million in 2003 and earned a $3.6 million bonus which was recognized in 2004. Supplementally and in future filings, tell us the following:

* Tell us the nature of the reservoir characterization and monitoring system and provide us with a clearer understanding as to why revenue was recognized over a period of time for the sale of the product, rather than at one point in time. For instance, did you sell one product and charge fees over a specified period of time for related services provided, or sell this customer a number of products over a period of time, please clarify.

* We noted on page 2 that you classify reservoir characterization projects as "large-scale projects that have the potential to result in substantial fluctuations in quarterly performance." Please tell us how you recognize revenue for these "large-scale" projects and clarify why your revenue recognition for such projects can result in substantial fluctuations in quarterly performance.

* Tell us how the company considers each of the criteria included in
SAB Topic 13.A.1 with regards to revenue recognition related to these systems.

* Lastly, tell us the nature of the bonus received, including what type of service was provided in exchange for this bonus, if any. Please also tell us the point at which revenue was recognized. Please cite the accounting guidance in which you based your accounting.

Foreign Currency Gains and Losses - Page F-10

6. In future filings please disclose the aggregate transaction gain or loss included in determining net income for the period in the financial statements or footnotes to the financial statements.
See
paragraph 30 of SFAS 52.

Note 2. Acquisitions - Page F-13

7. Please provide further detail as to how you calculated and presented the gain of $686,000 in fiscal 2002. Further, tell us why your additional investment in OYO-GEO Impulse resulted in negative goodwill.

Note 11. Stockholders`  Equity - Page F-19

8. We noted that the company has issued shares of restricted stock.
Supplementally, and in future filings, please provide a description of the significant terms of the restricted stock award and how you accounted for the issuance of the stock, as well as how you determined the timing and measurement of related compensation charges, if any. Cite the accounting guidance on which you based your accounting. See paragraphs 46 and 47 of SFAS 123.

Note 17. Segment and Geographic Information - Page F-26

9. In future filings report revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact. See paragraph 37 of SFAS 131.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

?	the company is responsible for the adequacy and accuracy of
the
disclosure in the filings;
?	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
?	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Julie Sherman, Staff Accountant, at (202)
824-
5506 or me at (202) 942-1812 if you have questions. In this regard, do not hesitate to contact Daniel Gordon, Branch Chief, at (202)
942-
1984.



							Sincerely,



							Jay Webb
							Reviewing Accountant
Mr. Thomas T. McEntire
OYO Geospace Corporation
March 31, 2005
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